Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE STRENGTHENS HORIZON PORTFOLIO WITH
EXPANDED FREQUENCY COVERAGE

DragonWave enhances microcell and backhaul solutions with full range of frequencies from 2.3 GHz to 80 GHz

Ottawa, Canada, May 1, 2012 - DragonWave Inc., (TSX: DWI; NASDAQ: DRWI) a leading global supplier of high-capacity microwave today announced that it has expanded its portfolio to deliver broader frequency coverage and extended application support. Augmenting an existing full range of proven, innovative products, DragonWave now adds the Horizon S-Series, a sub-6 GHz radio suited for non-line-of-sight applications such as those required for public safety and state and local governments, as well as certain microcellular backhaul applications. The cost advantages of the S-Series coupled with a quick and straight forward installation procedure makes it an ideal choice for deployments up to 200 Mbps. The S-Series asynchronous transmission provides added flexibility for operators.

DragonWave is also introducing the Horizon E-Series, operating in the licensed 70/80 GHz frequencies.  The Horizon E-7000T provides up to 1 Gbps of asynchronous capacity per link and is designed for shorter-range deployments in urban environments, such as in a mobile backhaul scenario, microcellular backhaul applications or to provide enterprise connectivity.

“The addition of the Horizon S-Series and E-Series radios, coupled with the Avenue radio, positions DragonWave to provide a complete outdoor microcell backhaul solution for any mobile operator”, say Earl Lum, President of EJL Wireless Research. “These three frequency bands, 5.8GHz, 60GHz, 70/80GHz, are the primary bands for microcell base station wireless backhaul.”

“The addition of these new products to our portfolio effectively enables DragonWave to offer a wireless microwave solution for every conceivable application today,” said Greg Friesen, vice president of Product Development. “We remain committed not only to expanding our innovative lead in technology development, but also to providing an all-encompassing product lineup so that we can meet our customers’ needs not just today, but as they grow their networks and businesses, as well.”

DragonWave’s Horizon® line of packet microwave systems delivers the highest levels of spectral efficiency and reliability for carrier-grade delivery of advanced applications and services. DragonWave’s Avenue portfolio offers fully integrated microcell platforms and microcell backhaul solutions.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: 613-895-7000	Tel: (408) 778-2024